Exhibit 99.3

  Table 8

Summary of Consolidated Financial Transactions(1)

Year ending March 31

(dollar amounts in millions)
	2009	2010	(2)	2011	(2)	Preliminary Results 2012	(2)(3)(4)	Budget Forecast 2013		(2)(3)
Budgetary transactions of the General Fund

Own-source revenue	48,773	45,604		48,782		50,364		53,598

Federal transfers	14,023	15,161		15,425		15,175		15,797	(5)
Total revenue	62,796	60,765		64,207		65,539		69,395
Program spending	(58,550)	(59,864)		(61,722)		(61,384)		(62,642)

Debt service	(6,504)	(6,117)		(6,984)		(7,452)		(8,237)
Total expenditure	(65,054)	(65,981)		(68,706)		(68,836)		(70,879)
Net results of General Fund	(2,258)	(5,216)		(4,499)		(3,297)		(1,484)
Net results of consolidated entities	1,007	2,276		2,109		1,145		1,195
Contingency reserve	-	-		-		(300)		(300)
Surplus for the purposes of the public accounts	(1,251)	(2,940)		(2,390)		(2,452)		(589)
Deposits of dedicated revenues in the Generations Fund	(587)	(725)		(760)		(848)		(911)

Stabilization reserve (6)	1,845	433		-		-		-

Accounting modifications	-	58		-		-		-
Consolidated budgetary balance for the purposes of the Balanced Budget Act	7	(3,174)		(3,150)		(3,300)		(1,500)
Deposit of dedicated revenues in the Generations Fund(7)	587	725		760		848		911
Consolidated budgetary balance	594	(2,449)		(2,390)		(2,452)		(589)
Consolidated non-budgetary transactions(8)

Investments, loans and advances	(966)	(2,009)		(3,066)		(1,928)		(1,038)

Fixed Assets(9)	(2,448)	(4,226)		(4,923)		(4,802)		(5,036)

Net investments in the networks	(622)	-		-		-		-

Retirement plans	2,274	2,612		3,526		2,877		2,628

Other accounts (10)	638	1,354		1,901		(989)		(385)
Consolidated non-budgetary requirements	(1,124)	(2,269)		(2,562)		(4,842)		(3,831)
Consolidated net financial requirements	(530)	(4,718)		(4,952)		(7,294)		(4,420)
Consolidated financing transactions

Change in cash position (11)	(4,639)	3,702		(1,995)		1,090		4,401

Net borrowings (12)	10,806	4,335		12,029		10,307		3,212

Retirement plans sinking fund (13) and funds dedicated to employee future benefits (14)	(4,918)	(2,594)		(4,322)		(3,255)		(1,982)
Generations Fund	(719)	(725)		(760)		(848)		(1,211)
Total consolidated financing transactions	530	4,718		4,952		7,294		4,420
(1)

The categories set forth reflect the presentation of the 2012-2013 Budget. Beginning in Fiscal 2012, following the adoption of Bill 10, the General Fund groups all the transactions that, in prior fiscal years, used to be considered transactions of the Consolidated Revenue Fund. The net results of the consolidated entities still include those of the special funds, including the Generations Fund, the non-budget-funded bodies, the health and social services and education networks and the consolidation adjustments. Therefore, Bill 10 does not impact the financial presentation.

Exhibit 99.3

(2)

Since Fiscal 2010, figures incorporate the implementation of the Land Transportation Network Fund (FORT). The creation of this fund does not affect the Government’s budgetary balance. However, it modifies the level of own-source revenue, program spending and net results of consolidated entities.

(3)

Since Fiscal 2012, figures incorporate the implementation of the Tax Administration Fund (FRAF). The creation of this fund does not affect the Government’s budgetary balance. However, it modifies the level of own-source revenue, program spending and net results of consolidated entities.

(4)

The Preliminary Results 2012 are based on financial information presented as at March 31, 2012 in the 2012-2013 Budget which was tabled on March 20, 2012. These preliminary results are subject to change.

(5)

Includes an amount of $733 million from the Canada-Québec agreement dated on March 28, 2012, which stipulates that the federal government will pay Québec $2.2 billion in compensation in respect of the harmonization of the Québec sales tax (QST) with the goods and services tax (GST).

(6)	A negative amount indicates an allocation to the reserve and a positive amount indicates a use of the reserve.
(7)

The Generations Fund was created in June 2006 by the adoption of the Act to reduce the debt and establish the Generations Fund and is a separate entity from the General Fund. This law establishes the fund as a permanent tool for reducing the debt burden. In addition, it stipulates that the sums accumulated in the Generations Fund are dedicated exclusively to repaying the debt.

(8)

Since Fiscal 2010, with line-by-line consolidation of the health and social services and education networks, their non-budgetary transactions are consolidated in these activities. Therefore, the item “net investment in the networks” no longer exists because it is now part of transactions between related entities.

(9)

Since Fiscal 2012, Fixed assets exclude public-private partnership (PPP) investments. As PPP investments are made and financed by private-sector partners, they do not entail financial requirements for the Government.

(10)	Reflects notably year-to-year changes in accounts payable and receivable, cash on hand and outstanding bank deposits and checks.
(11)	A positive number indicates a net decrease in cash.
(12)	Represents mainly new borrowings of $17,351 million, $14,664 million, $20,420 million, $20,762 million and $14,542 for each of Fiscal 2009 through 2013, respectively, less repayment of borrowings.
(13)

This sinking fund receives amounts to be used to cover retirement benefits payable by the Government under the public and parapublic sector retirement plans. (see “Consolidated Non-Budgetary Transactions Relating to Retirement Plans”).

(14)	These funds receive amounts used to cover employee’s future benefits (accumulated sick leave and surviving spouse’s pensions) payable to the Government’s employees.